

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Mr. John J. Haley
Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

  Re: Towers Watson & Co.
    Form 10-K for the Fiscal Year Ended June 30, 2010
    Forms 10-Q for the Periods Ended September 30 and December 31, 2010
    File No. 1-34594

Dear Mr. Haley:

  We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Pro Forma Adjustments, page 44

1. Please explain pro forma adjustment K to the unaudited supplemental pro forma combined statements of operations for the fiscal years ended June 30, 2010 and 2009.

Consolidated Balance Sheets, page 59

2. Please tell us how you determined that you were not required to separately disclose on the face of the balance sheet cash you held as an agent for various reinsurance carriers related to amounts payable to reinsurance carriers or clients and cash of PCIC available for payment of professional liability claims reserves.

Notes to the Consolidated Financial Statements, page 62

Note 1 – Summary of Significant Accounting Policies, page 64

3.   In future filings, please provide a reconciliation of the incurred but not reported claims liability from the beginning to the ending balance for the periods presented with separate quantification of the amounts incurred and paid in each period, or tell us how you determined you were not required to provide such disclosure.

Note 11 – Debt, Commitments and Contingent Liabilities, page 85

Legal Proceedings, page 86

4.   We note your disclosures related to the ExxonMobil Superannuation Plan litigation and the former Towers Perrin shareholder litigation. For loss contingencies that you have not accrued for because any of the conditions in ASC 450-20-25-2 were not met, or where an exposure to loss exists in excess of the amount accrued, please revise in future filings to disclose an estimate of the reasonably possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4. Please provide us with your proposed disclosure.

Note 14 – Share-based Compensation, page 89

5.   In future filings, please disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Refer to ASC 718-10-50-2(i). Please provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief